FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: March 29, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Changes in Directors and Executive Officers

March 29, 2012

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, First Section of the Tokyo Stock Exchange, First Section of the Osaka Securities Exchange)

Person for inquiries:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group (Tel: +81-75-604-3500)

Changes in Directors and Executive Officers

This is to advise you that Kyocera Corporation (President: Tetsuo Kuba) has resolved at the meeting of its Board of Directors held on March 29, 2012 changes in directors, executive officers and their assignments, as follows:

1. Change in Title and Assignment of a Director (as of April 1, 2012)

Name	(New) Title [(New) Assignment]	Present Title [Present Assignment]

Hisao Hisaki	(Director)	Vice President and Representative Director Vice President and Executive Officer [General Manager of Corporate Development Group]

He will resign as Director at the General Meeting of Shareholders to be held in late June 2012.

2. Changes in Titles and Assignments of Executive Officers (as of April 1, 2012)

Name	(New) Title [(New) Assignment]	Present Title [Present Assignment]

Ken Ishii	(Managing Executive Officer) [General Manager of Corporate Cutting Tool Group]	Senior Executive Officer [General Manager of Corporate Cutting Tool Group]

Kouji Mae	Executive Officer [(Vice Chairman and Representative Director of KYOCERA Display Corporation)]	Executive Officer [President and Representative Director of KYOCERA SLC Technologies Corporation]

Kazuyuki Nada	Executive Officer [(President and Representative Director of KYOCERA SLC Technologies Corporation)]	Executive Officer [Deputy General Manager of Corporate Semiconductor Components Group]

Shigeaki Kinori	Executive Officer [(President and Representative Director of KYOCERA Crystal Device Corporation)]	Executive Officer [General Manager of Corporate Fine Ceramics Group]

Gen Takayasu	(Executive Officer) [General Manager of Corporate Environment Group]	Senior Executive Officer [General Manager of Corporate Environment Group]

Kazumasa Umemura	Executive Officer [(Deputy General Manager of Corporate Office of the Chief Executives)]	Executive Officer [General Manager of International Division, Corporate Office of the Chief Executives]

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3. Candidates for New Executive Officers (as of April 1, 2012)

Name	New Title [(New) Assignment]	Present Title [Present Assignment]

Yoji Date	Executive Officer [President and Representative Director of KYOCERA Connector Products Corporation]*	[President and Representative Director of KYOCERA ELCO Corporation]

Setsuo Sasaki	Executive Officer [(President and Representative Director of KYOCERA Communication Systems Co., Ltd.)]	[Senior Managing Director of KYOCERA Communication Systems Co., Ltd.]

Tadashi Otsuji	Executive Officer [(Deputy General Manager of Corporate Semiconductor Components Group)]	[General Manager of SMD Packages Division, Corporate Semiconductor Components Group]

*	As of April 1, 2012, KYOCERA ELCO Corporation will change its company name to KYOCERA Connector Products Corporation. There is no change in assignment for Yoji Date in connection with such company name change.

4. Resignation of Executive Officers

1) As of March 31, 2012

Name	Present Title [Present Assignment]

Hisao Hisaki

Vice President and Representative Director

Vice President and Executive Officer

[General Manager of Corporate Development Group]

To become Director as of April 1, 2012; to resign as Director at the General Meeting of Shareholders to be held in late June 2012.

Michiaki Furuhashi

Executive Officer

[Deputy General Manager of Corporate Office of the Chief Executives]

To become General Manager of L Project Promotion Division, Corporate General Affairs Human Resources Group as of April 1, 2012.

Motoo Kobayashi

Executive Officer

[President and Representative Director of KYOCERA Communication Systems Co., Ltd.]

To become Chairman and Representative Director of KYOCERA Communication Systems Co., Ltd. as of April 1, 2012.

2) As of late June 2012

Name	Present Title [Present Assignment]

John Rigby	Executive Officer [President of KYOCERA International, Inc. (U.S.A.)] To become Director at the General Meeting of Shareholders to be held in late June 2012.

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5. Candidates for New Directors (as of late June 2012)

Ken Ishii:	Managing Executive Officer / General Manager, Corporate Cutting Tool Group

John Rigby:	Executive Officer / President, KYOCERA International, Inc. (U.S.A.)

Both candidates will become Directors at the General Meeting of Shareholders to be held in late June 2012.

Ken Ishii will become Managing Executive Officer as of April 1, 2012.

John Rigby will resign as Executive Officer after becoming Director.

6. Resignation of a Director (as of late June 2012)

Rodney Lanthorne:	Director / Vice Chairman, KYOCERA International, Inc. (U.S.A.)

He will resign as Director at the General Meeting of Shareholders to be held in late June 2012.

7. Candidates for New Corporate Auditors (as of late June 2012)

Yoshinori Yasuda:	Professor, International Research Center for Japanese Studies

Nichimu Inada:	Chairman of the Board of Directors, Family Co., Ltd.

Both candidates will become Corporate Auditors at the General Meeting of Shareholders to be held in late June 2012.

8. Resignation of a Corporate Auditor (as of late June 2012)

Kazuo Yoshida:	Professor, Graduate School of Economics, Kyoto University

He will resign as Corporate Auditor at the General Meeting of Shareholders to be held in late June 2012.

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